Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Zarlink Releases Fourth Quarter and Fiscal 2008 Results

o Fourth quarter revenue increases by 13 percent compared with third quarter results

o First quarter Fiscal 2009 opening backlog increases by 13 percent to US$53 million from fourth quarter Fiscal 2008

o     Board approves share buyback program

OTTAWA, CANADA, May 21, 2008 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued unaudited fourth quarter and Fiscal 2008 results for the year ended March 28, 2008, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The Company expects to file its 20-F and audited financial statements by June 5, 2008.

      In line with guidance, fourth quarter revenue was US$54.8 million, an increase of 13 percent compared with revenue of US$48.6 million in the third quarter, and US$32.0 million in the fourth quarter of Fiscal 2007. In line with guidance, Zarlink recorded a fourth quarter net loss of US$19.1 million or US$0.16 per share. In the third quarter Zarlink recorded a net loss of US$8.4 million or US$0.07 per share, and a net loss of US$0.9 million or US$0.01 per share in the fourth quarter of Fiscal 2007.

      Fourth quarter results included a loss of US$18.2 million on the sale of the Swindon Foundry, which occurred in February 2008, and a gain of US$5.5 million as part of the insurance settlement related to the flooding of the Swindon Foundry in July 2007. The net impact of these two items is a loss of US$12.7 million or US$0.10 per share. Severance and other integration costs related to the Legerity acquisition, which occurred in August 2007, in the quarter totaled US$4.6 million or US$0.04 per share (US$1.4 million in cost of goods sold, US$0.5 million in R&D, US$1.1 million in S&A, US$1.6 million in contract impairment).

      At the end of the fourth quarter, cash and short-term investments were US$42.6 million and restricted cash was US$17.3 million. This compares to cash and short-term investments of US$43.7 million and restricted cash ofUS$15.5 million at the end of the third quarter.

      For Fiscal 2008, Zarlink recorded a net loss of US$48.4 million, or US$0.41 per share, on revenue of US$183.6 million. In Fiscal 2007, Zarlink recorded net income of US$15.8 million, or US$0.11 per share, on revenue of US$142.6 million. The year over year increase in revenue was due to the Legerity acquisition. During Fiscal 2008, Zarlink recorded a number of significant items. Legerity acquisition related:

      o Severance and other integration costs related to the Legerity acquisition totaling US$12.5 million (US$2.2 million in cost of goods sold, US$1.4 million in R&D, US$5.2 million in S&A, US$3.7 million in contract impairment);

      o A one-time, non-cash expense of US$20.3 million related to the value of In-Process Research and Development (IP R&D), in line with business combination accounting under GAAP;

      o A non-cash foreign exchange loss of US$1.5 million related primarily to the convertible debenture used to fund in part the acquisition of Legerity. As a result of the convertible debentures being denominated in Canadian dollars, while the Company's functional currency is in the U.S. dollar, the Company is required to revalue these debentures in U.S. dollars at the month-end market rate. As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses;

Swindon Foundry related:

      o As noted in fourth quarter results, a loss of US$18.2 million related to the sale of the Swindon Foundry;

      o A gain of US$5.5 million following the settlement of an insurance claim in relation to flooding of the Swindon Foundry;

Other:

      o A gain of US$12.9 million related to the sale of its investment in Mitel Networks Corporation;

      o A gain of US$2.4 million on the sale of surplus land in Jarfalla, Sweden.

      "This has been a year of change for Zarlink as we build a stronger, more focused company that is positioned for long-term growth," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "The acquisition of Legerity has successfully expanded our portfolio for the fast-growing voice-over-Internet and voice-over-cable markets and helped drive year-on-year revenue growth. We have aggressively improved our cost structure, through the integration of Legerity and the sale of the Swindon Foundry. The majority of these integration activities are now behind us. A healthy opening backlog entering Fiscal 2009 is a strong indicator that we are investing in the right markets and revenue from new products is increasing."

Business review

      Revenue from Zarlink's Wired Communications products was US$35.8 million for the fourth quarter, compared with US$31.2 million in the third quarter. The acquisition of Legerity Holdings, Inc. accounted for US$19.9 million in revenue in the fourth quarter, compared to US$18.5 million in the third quarter. The fourth quarter saw increasing business for the Company's voice telephony and timing products, including design-ins in passive optical network (PON) access equipment supporting converged voice, video and data services.

      Medical Communications revenue in the fourth quarter of Fiscal 2008 was US$7.5 million, compared with US$7.6 million in the previous quarter. Zarlink is working closely with medical manufacturers in the design of new devices incorporating the company's new wirelessly telemetry products.

      Optical Communications revenue increased in the fourth quarter of Fiscal 2008 to US$4.9 million, compared with US$3.9 million in the third quarter, driven primarily by increasing bookings for ZLynx active optical cables for data center interconnect. In the quarter, Zarlink announced it is the first vendor supporting volume manufacturing of active optical cables. As of February 2008, Zarlink had shipped over 10,000 ZL60615 ZLynx cables to a range of customers, including data center operators as well as InfiniBand and Ethernet switch vendors and system integrators.

      Custom and Foundry revenue in the fourth quarter of Fiscal 2008, which included nine weeks of revenue from the Swindon Foundry, was US$6.6 million. In the third quarter, Custom and Foundry revenue was US$5.9 million.

         The Company made several important corporate and technology announcements in the fourth quarter, including:

      o The sale of its Swindon Foundry and all assets related to the business to MHS Electronics UK Ltd.;

      o The demonstration of its video IP surveillance (VIPS) camera and control room optical modules at the International Security Conference and Exposition (ISC West);

      o New telephone interface devices that improve the performance, simplify the design and slash power requirements for residential and enterprise gateways delivering voice-over-broadband services;

      o Following the fourth quarter, Zarlink launched a redesigned web site, www.zarlink.com. The redesigned web site improves the ways customers can find product information and contact the company's sales teams, distributors and representatives.

      On May 20th, 2008, Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on June 27th, 2008 to preferred shareholders of record as of June 6th, 2008. This dividend is fully eligible for Canadian tax purposes.

Review of Operations

      Gross margin in the fourth quarter was 45%, which included integration costs of US$1.4 million. This compares with 47% in the previous quarter, which included a recovery of US$2.0 million related to an insurance settlement and US$0.8 million of integration costs.

      R&D expenses in the fourth quarter were US$13.8 million or 25% of revenue, which included integration costs of US$0.5 million. This compares with R&D expenses in the previous quarter of US$13.1 million or 27% of revenue, which included US$0.1 million in integration costs.

      S&A expenses in the fourth quarter were US$15.5 million or 28% of revenue, which included severance and integration costs of US$1.1 million. This compares with third quarter S&A expenses of US$16.8 million or 35% of revenue, which included severance and integration costs of US$2.8 million.

      In addition, fourth quarter earnings include a US$2.9 million of non-cash foreign exchange gain related mainly to Zarlink's Canadian dollar denominated debenture, based on an exchange rate of CDN$1.00 to US$0.98 at March 28, 2008.

First Quarter Fiscal 2009 Guidance

      The opening backlog at the start of the Fiscal 2009 first quarter was approximately US$53 million, compared with a US$47 million opening backlog in the fourth quarter of Fiscal 2008. Zarlink is forecasting Fiscal 2009 first quarter revenue will be between US$59 million and US$61 million. Severance and other integration costs are expected to be US$1 million to US$1.5 million. Excluding integration-related costs, gross margins are expected to be 46% to 48% and operating expenses are expected to be approximately US$25 million to US$26 million excluding amortization of intangibles. Excluding any potential impact of foreign exchange gains/losses related to the Company's denominated debentures, Zarlink expects net earnings to be approximately break-even.

Board of Directors approves share buyback program

      The Company's Board of Directors has approved a share buyback program authorizing the Company to repurchase up to 12,272,384 common shares, representing approximately 10 percent of its public float of common shares as of May 2, 2008. As at May 2, 2008, Zarlink had 127,345,682 issued and outstanding common shares.

      Zarlink plans to repurchase up to 10 percent of its public float of common shares using available cash during a 12-month period from May 26, 2008 to May 25, 2009, upon approval of the Toronto Stock Exchange (TSX) of its notice of intention to conduct a normal course issuer bid. The timing and exact number of common shares purchased under the bid will be at Zarlink's discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased by Zarlink under the bid will be cancelled.

      Purchases under the bid will be made at the prevailing market price through the facilities of the TSX. The average daily trading volume of Zarlink over the last six complete calendar months was 411,976 common shares (the "ADTV"). Under TSX rules, Zarlink may purchase up to 25 percent of the ADTV (or 102,994 common shares) per trading day. Once a week, in excess of the daily repurchase limit, Zarlink may purchase a block of common shares not owned by an insider (i) having a purchase price of $200,000 or more, (ii) of at least 5,000 common shares with a purchase price of at least $50,000, or (iii) of at least 20 board lots of common shares which total 150 percent or more of the ADTV. To the knowledge of Zarlink, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with Zarlink, currently intends to sell common shares under the issuer bid.

      "We believe that the stock repurchase program emphasizes our belief in the long-term value of Zarlink and our commitment to unlock shareholder value," said Dr. Henry Simon, Chairman of the Board, Zarlink Semiconductor. "At its current trading levels the Zarlink stock represents an adequate use of funds for the Company, and an opportunity to use our cash reserves to enhance shareholder value."

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.


Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-732-9307 or 416-644-3417. The replay number is 1-877-289-8525 (passcode
21271481#) or 416-640-1917 (passcode 21271481#.). The replay is available until midnight, June 4th, 2008. A live audio webcast will be available through www.marketwire.com (Marketwire) or from the Company's website at www.zarlink.com.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                   Three months ended                 Year Ended
                                                         ------------------------------------   ------------------------
                                                         March 28,      Dec. 28,     March 30,   March 28,    March 30,
                                                            2008          2007         2007        2008          2007
                                                         ------------------------------------   ------------------------
Revenue                                                  $    54.8     $    48.6    $    32.0    $   183.6     $   142.6
Cost of revenue                                               30.3          25.8         17.3        100.5          68.2
                                                         ---------     ---------    ---------    ---------     ---------
Gross margin                                                  24.5          22.8         14.7         83.1          74.4
                                                         ---------     ---------    ---------    ---------     ---------
Expenses:
   Research and development                                   13.8          13.1          7.8         47.7          32.7
   Selling and administrative                                 15.5          16.8          9.3         55.8          37.3
   Amortization of intangible assets                           1.8           1.8          0.2          5.0           0.3
   Contract impairment and other                               1.5           1.4          0.1          4.1           1.1
   Acquired in process R&D                                     --            --            --         20.3           --
   Loss (Gain) on sale of business                            18.2          (0.7)          --         17.5          (4.1)
                                                         ---------     ---------    ---------    ---------     ---------
                                                              50.8          32.4         17.4        150.4          67.3
                                                         ---------     ---------    ---------    ---------     ---------
Operating income (loss)                                      (26.3)         (9.6)        (2.7)       (67.3)          7.1

Gain on sale of Mitel investment                                --            --           --         12.9           --
Gain on insurance settlement                                   5.5            --           --          5.5           --
Gain on sale of assets                                        (0.1)          2.4           --          2.3           --
Interest income                                                0.5           0.6          1.5          3.5           5.4
Interest expense                                              (1.2)         (1.2)          --         (3.1)           --
Amortization of debt issue costs                              (0.2)         (0.2)          --         (0.5)           --
Foreign exchange gain (loss)                                   2.9          (0.6)          --         (1.5)          0.1
                                                         ---------     ---------    ---------    ---------     ---------
Income (loss) before income taxes                            (18.9)         (8.6)        (1.2)       (48.2)         12.6
Income tax (expense) recovery                                 (0.2)          0.2          0.3         (0.2)          3.2
                                                         ---------     ---------    ---------    ---------     ---------
Net income (loss)                                        $   (19.1)    $    (8.4)   $    (0.9)   $   (48.4)    $    15.8
                                                         =========     =========    =========    =========     =========
Net income (loss) attributable to common
  shareholders                                           $   (20.0)    $    (9.2)   $    (1.4)   $   (52.0)    $    13.5
                                                         =========     =========    =========    =========     =========
Net Income (loss) per common share
   Basic and diluted                                     $   (0.16)    $   (0.07)   $   (0.01)   $   (0.41)    $    0.11
                                                         =========     =========    =========    =========     =========
Income (loss) per common share from
  discontinued operations:
   Basic and diluted                                     $      --     $      --    $      --    $      --     $      --
                                                         =========     =========    =========    =========     =========
Net income (loss) per common share:
   Basic and diluted                                     $   (0.16)    $  (0. 07)   $  (0.01)    $   (0.41)    $    0.11
                                                         =========     =========    =========    =========     =========
Weighted average number of common shares
  outstanding (millions):
   Basic                                                     127.3         127.3        127.3        127.3         127.3
                                                         =========     =========    =========    =========     =========
   Diluted                                                   127.3         127.3        127.3        127.3         127.4
                                                         =========     =========    =========    =========     =========
Percentage of revenue:
   Gross margin                                                 45%          47%          46%           45%          52%
   Research and development                                     25%          27%          24%           26%          23%
   Selling and administrative                                   28%          35%          30%           30%          26%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                  Three months ended                 Year ended
                                                         ------------------------------------   ------------------------
                                                         March 28,      Dec. 28,    March 30,   March 28,    March 30,
CASH PROVIDED BY (USED IN)                                  2008          2007        2007         2008         2007
                                                         ------------------------------------   ------------------------
Operating activities:
   Net Income (loss)                                     $   (19.1)    $    (8.4)   $    (0.9)   $   (48.4)    $    15.8
    Depreciation of fixed assets                               1.5           1.5          1.1          5.7           5.0
   Amortization of other assets                                2.4           1.8          0.1          5.6           0.3
   Stock compensation expense                                  0.6           0.4          0.5          2.0           1.4
   Deferred income taxes                                       0.1           1.9         (0.4)         3.4          (1.4)
   Other non-cash changes in operating activities             15.0          (1.0)        (0.1)        24.7          (4.5)
   Gain on insurance settlement                               (5.5)           --           --         (5.5)           --
   Proceeds from insurance                                    14.1            --           --         14.1            --
   Flood related expenditures                                (10.9)           --           --        (10.9)           --
   Decrease (increase) in working capital:                     6.3          (1.6)         2.3         (2.8)        (11.8)
                                                         ---------     ---------    ---------    ---------     ---------
Total                                                          4.5          (5.4)         2.6        (12.1)          4.8
                                                         ---------     ---------    ---------    ---------     ---------
Investing activities:
   Acquisition of business                                      --          (0.1)          --       (136.0)         (7.1)
   Purchased short-term investments                             --            --         (3.3)          --          (3.3)
   Matured short-term investments                               --            --           --          3.3          24.6
   Expenditures for fixed assets                              (1.7)         (3.5)        (0.3)        (7.6)         (2.1)
   Proceeds from insurance for fixed assets                    1.1           3.4           --          4.5            --
   Proceeds from disposal of fixed assets                       --           2.7           --          2.7           0.1
   Proceeds from sale of investment                             --            --           --         12.9            --
   Proceeds (Payment )  from sale of business - net           (3.0)           --           --         (3.0)          4.7
                                                         ---------     ---------    ---------    ---------     ---------
Total                                                         (3.6)          2.5         (3.6)      (123.2)         16.9
                                                         ---------     ---------    ---------    ---------     ---------
Financing activities:
   Payment of dividends on preferred shares                   (0.7)         (0.5)        (1.0)        (2.4)         (2.2)
   Repurchase of preferred shares                             (0.5)         (0.5)          --         (2.6)         (0.1)
   Decrease (increase) in restricted cash                     (0.5)           --         (0.3)        (0.3)          0.7
   Issuance of long-term debt                                   --            --           --         74.5            --
   Repayment of long-term debt                                  --            --           --           --          (0.1)
                                                         ---------     ---------    ---------    ---------     ---------
   Debt issue cost                                              --          (0.2)          --         (3.7)           --
                                                         ---------     ---------    ---------    ---------     ---------
Total                                                         (1.7)         (1.2)        (1.3)        65.5          (1.7)
                                                         ---------     ---------    ---------    ---------     ---------
Effect of currency translation on cash                        (0.5)          0.2          0.1          0.9           0.6
                                                         ---------     ---------    ---------    ---------     ---------
Increase (decrease) in cash and cash equivalents              (1.3)         (3.9)        (2.2)       (68.9)         20.6
Cash and cash equivalents, beginning of period                43.7          47.6        113.5        111.3          90.7
                                                         ---------     ---------    ---------    ---------     ---------
Cash and cash equivalents, end of period                 $    42.4     $    43.7    $   111.3    $    42.4     $   111.3
                                                         =========     =========    =========    =========     =========

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                                 March 28,      Dec. 28,        March 30,
                                                                                   2008           2007            2007
                                                                                 ---------      --------        ---------
ASSETS
Current assets:
   Cash and cash equivalents                                                    $   42.4        $   43.7        $  111.3
   Short-term investments                                                            0.2          --                 3.3
   Restricted cash                                                                  17.3            15.5            14.6
   Trade accounts receivable - net                                                  23.4            24.1            16.3
   Other accounts receivable - net                                                  10.0            10.4             6.6
   Inventories                                                                      28.8            30.3            19.1
   Prepaid expenses and other                                                        8.2             5.6             5.4
   Deferred tax assets                                                               1.3             1.4          --
   Current assets held for sale                                                      3.1             3.1             3.1
                                                                                --------        --------        --------
                                                                                   134.7           134.1           179.7
Fixed assets - net                                                                  14.7            27.3            21.0
Deferred income tax assets - net                                                     7.5             7.6             4.9
Goodwill                                                                            46.9            46.9             3.8
Intangible assets - net                                                             56.5            58.3             1.6
Other assets                                                                         3.6             3.6          --
                                                                                --------        --------        --------
                                                                                $  263.9        $  277.8        $  211.0
                                                                                ========        ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                                       $   13.3        $   12.1        $    6.5
   Employee-related accruals                                                        12.7             9.7            11.5
   Income and other taxes payable                                                    0.4             0.5             4.7
   Current portion of provisions for exit activities                                 3.5             2.3             0.8
   Other accrued liabilities                                                         9.6             7.1             3.2
   Deferred credits                                                                  0.6             1.3             0.6
   Deferred income tax liabilities - current portion                                 0.1             0.1             0.1
                                                                                --------        --------        --------
                                                                                    40.2            33.1            27.4
Long-term debt - Convertible debentures                                             77.4            80.6          --
Long-term portion of provisions for exit activities                                  0.4             0.5             0.5
Pension liabilities                                                                 19.9            16.8            15.9
Deferred income tax liabilities - long-term portion                                  0.2             0.3             0.2
Long-term accrued income taxes                                                      10.9            10.4          --
Other long-term liabilities                                                          0.8             0.8          --
                                                                                --------        --------        --------
                                                                                   149.8           142.5            44.0
                                                                                --------        --------        --------
Redeemable preferred shares, unlimited shares authorized; 1,148,800
  shares issued and outstanding as at March 28, 2008                                14.7            15.0            16.1
                                                                                --------        --------        --------
Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,345,682 shares issued and outstanding as at March 28, 2008                   768.5           768.5           768.5
Additional paid-in capital                                                           5.1             4.7             4.3
Deficit                                                                           (638.4)         (618.6)         (587.6)
Accumulated other comprehensive loss                                               (35.8)          (34.3)          (34.3)
                                                                                --------        --------        --------
                                                                                    99.4           120.3           150.9
                                                                                --------        --------        --------
                                                                                $  263.9        $  277.8        $  211.0
                                                                                ========        ========        ========

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:
-----------------------

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                                            Three Months                     Three Months                   Three Months
                                                Ended           % of            Ended           % of            Ended          % of
                                            Mar. 28, 2008       Total        Dec. 28, 2007      Total       Mar. 30, 2007      Total
                                            -------------       -----        -------------      -----       -------------      -----
Europe                                         $  15.1           27%           $  13.9           29%           $  11.3          35%
Asia - Pacific                                    26.7           49               21.3           44                9.2          29
Americas                                          13.0           24               13.4           27               11.5          36
                                               -------          ---            -------          ---            -------         ---
                                               $  54.8          100%           $  48.6          100%           $  32.0         100%
                                               =======          ===            =======          ===            =======         ===

                                                                            Year Ended         % of          Year Ended        % of
                                                                           Mar. 28, 2008       Total        Mar. 30, 2007      Total
                                                                           -------------       -----        -------------      -----
Europe                                                                        $   53.4           29%          $   56.0          40%
Asia - Pacific                                                                    84.9           46               40.5          28
Americas                                                                          45.3           25               46.1          32
                                                                              --------          ---           --------         ---
                                                                              $  183.6          100%          $  142.6         100%
                                                                              ========          ===           ========         ===

Product Group Information:
--------------------------

Revenue, based on product group, was distributed as follows:

                                            Three Months                     Three Months                   Three Months
                                                Ended           % of            Ended           % of            Ended          % of
                                            Mar. 28, 2008       Total        Dec. 28, 2007      Total       Mar. 30, 2007      Total
                                            -------------       -----        -------------      -----       -------------      -----
Wired Communications                           $  35.8           65%           $  31.2           64%           $  14.0           44%
Medical                                            7.5           14                7.6           16                6.9           22
Optical                                            4.9            9                3.9            8                3.4           11
Custom & Foundry                                   6.6           12                5.9           12                7.7           24
                                               -------          ---            -------          ---            -------         ---
                                               $  54.8          100%           $  48.6          100%           $  32.0          100%
                                               =======          ===            =======          ===            =======         ===

                                                                            Nine Months                     Nine Months
                                                                               Ended           % of            Ended           % of
                                                                            Mar. 28, 2008      Total        Mar. 30, 2007      Total
                                                                            -------------      -----        -------------      -----
Wired Communications                                                          $  115.4           63%          $   64.5          45%
Medical                                                                           28.0           15               28.2          20
Optical                                                                           16.0            9               15.3          11
Custom & Foundry                                                                  24.2           13               34.6          24
                                                                              --------          ---           --------         ---
                                                                              $  183.6          100%          $  142.6         100%
                                                                              ========          ===           ========         ===